04 MAR 31 AM 7:21

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
m.panne@wessanen-hq.com
www.wessanen.com

Fax message

04024006

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Company Office of International Corporate Finance
Securities and Exchange Commission

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From Corporate Communications

Fax number + 1 202 942 9624

Number of pages 4

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date March 31, 2004 Reference

Subject

ID # 82-1306

PROCESSED
APR 06 2004
THOMSON FINANCIAL

4/5

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen, the Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 455
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, March 31, 2004

Wessanen reports on balance sheet investigation, substantiates outlook

The Supervisory Board and Executive Board of Royal Wessanen nv have updated shareholders at today's Shareholders' Meeting on the progress of the special investigation into the balance sheet of its North American subsidiary Tree of Life, Inc. (TOL NA), which was started in August 2003. Furthermore, the company substantiates its current outlook.

Outlook

For the first quarter 2004 Wessanen reconfirms expectations that the positive trend of the last two quarters will continue. For the full year 2004, Wessanen expects an EBITAE of at least EUR 70 million, based on current exchange rates. This implies a substantial increase in net profit before exceptional items and goodwill amortization. Additional attention will be paid to a positive cash-flow development. The expected increase in results is attributable to higher margins on all activities, but most notably at TOL NA. Margin improvements are based on lower operating expenses as a result of Operation Phoenix, combined with higher gross margins due to improved performance of the branded businesses and more effective procurement.

Special investigation

Reasons for starting the investigation in August of 2003 were that part of the corrections of EUR 14 million on TOL NA's balance sheet taken in Q2 2003 possibly should have been reflected in TOL NA's results over 2001 and 2002. As a consequence, Wessanen initiated an investigation, conducted by an independent accounting firm and law firm, to analyze the financial accounting practices and accounting controls and procedures involved.

As reported in the press release on Wessanen's annual results dated February 18, 2004, the investigation indicated issues with accounting procedures and practices. The investigation recommends certain remedial actions to strengthen accounting and reporting procedures and enhance internal controls at TOL NA.

The implementation of these actions is currently taking place in connection with the reorganization of TOL NA's accounting and financial departments into a centralized operation. Wessanen is including the remedial actions recommended by the investigation in TOL NA's ongoing "Build on the Roots" reorganization program.

As reported on February 18, 2004, the investigation confirmed that the asset write-down of EUR 14 million taken in the second quarter of 2003 was appropriate.

The final stage of the investigation has reviewed the supervision of the Executive Board on the accounting and reporting procedures at TOL NA. Based on this review, Wessanen's Chief Financial Officer, Koos Kramer, is stepping down. In order to safeguard continuity, he will stay on until a successor has been found.

Ad Veenhof, Wessanen's CEO, comments: "The investigation clearly indicates the necessity to adjust behavior, procedures and processes in the accounting area at TOL NA. It revealed issues that needed to be resolved in order to secure reliable financial statements. The fact we have already embarked on far-reaching remedial actions revamping the controls and training in the company and making changes at senior and middle management level, proves to be the right decision. We can now focus on finishing the 2003 auditing process. We will do our utmost, together with the auditor, to finalize this process at short notice.
From a personal point of view, I feel sad that Koos Kramer is leaving the company. He is a competent professional who deserves credits for his role in the current turnaround of Wessanen. I am happy that he is willing to facilitate a smooth transition of his responsibilities to a successor."

Audit process

Due to the delay in the investigation, Wessanen expects to finalize the audit early May 2004, although the planning of the audit process is still under review at KPMG, the company's auditor. A Shareholders' Meeting to approve the accounts is expected to take place in June 2004.

Executive Board
Royal Wessanen nv

For more information, please contact Aletta van Stee, Communications Manager; phone +31 (0)20 547 94 51; e-mail a.vanstee@wessanen-hq.com.

At 7:00 pm CEST a telephone conference will be held (dial in at +31 (0)45 631 6903). The full presentation held at Wessanen's Shareholders' Meeting today can be retrieved from the company's corporate website (www.wessanen.com)
Until three days after conference, a replay of the telephone conference is available at +31 (0)45 799 0028 (access code 132446).